
June 26, 2013

<u>Via E-mail</u>
Angela K. Shaffer
Vice President and Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT 11
Toronto, Ontario, Canada M4W 1E5

  Re: **Manulife Financial Corporation**
     Form 40-F for the Fiscal Year Ended December 31, 2012
     Filed March 15, 2013
     File No. 001-14942

Dear Ms. Shaffer:

   We have reviewed your May 31, 2013 response to our May 8, 2013 letter and have the following comments.

   Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Exhibit 99.2 – Management's Discussion and Analysis</u>

<u>Financial Performance, page 11</u>

1. Please refer to your response to comment 1. Please expand your proposed disclosures to be included in future filings to identify the best estimate assumptions that had the most significant impact on net income for each period presented similar to your disclosures on pages 116 and 117.

<u>Performance by Division</u>
<u>U.S. Division, page 24</u>

2. Please refer to your response to comment 2. Please expand your proposed disclosures to be included in future filings to clarify how the impact of investing activities on the

measurement of policy liabilities for both fixed income and alternative long term assets resulted in investment gains.

3. Please refer to your response to comment 3. Please expand your proposed disclosures to be included in future filings to clarify what drove the changes in market values on assets supporting insurance and investment contract liabilities.

Investment Division, page 29

4. Please refer to your response to comment 5. We believe the information you provided in your response would be useful to an investor. Please provide us proposed disclosure to be included in future filings that explains that lower interest rates resulted in lower interest income yield on new investments but increased the carrying value of the existing bond holdings. Please include the information from the second bullet of why the gain was higher in 2011 than 2012 and the impact that this had on the yield.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant